EXHIBIT 99.1

July 16, 2012

Immediate Report - Motion to Certify a Derivative Claim (Peretz Assaf Hamu)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the immediate report of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) dated June 17, 2012, where the Company provided notice that the Motion to Approve a Claim as a Derivative Claim against directors of the Company was summarily dismissed by the Tel Aviv District Court (Economics Department), notification is hereby provided that the Company received a new motion for leave to file a derivative claim (against directors of the Company, the CEO of the Company and the Deputy CEO and the head CFO of the Company) based on the same matter, that was submitted by the father of the petitioner in the original claim.

This was in light of the Court's ruling that the petitioner in the original claim was not a "shareholder" of the Company and was, therefore, not entitled to file a derivative claim in the Company's name.

With respect to the original motion, see also the Company's 2011 periodic report.

The above information constitutes an excerpt translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.